January 27, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attn: Jim B. Rosenberg

Re:	Eagle Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016 Form 10-Q for Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 001-36306

Dear Mr. Rosenberg,

We are in receipt of the comment letter, dated December 29, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above captioned filings.  Below is the response of Eagle Pharmaceuticals, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the convenience of the Staff, we have reproduced the Staff’s comments below with the original reference numbering.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Forms 10-K and 10-Q.

Staff Comments and Company Responses:

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview

Research and Development, Page 71

1.              Please tell us what types of expenses you incur to “maintain technology licenses” that are included in research and development expenses. Separately tell us the amounts of these expenses for each of the last three fiscal years and the latest sequential interim period.  In your response tell us how these expenditures met the definition of research or development under ASC 730-10-20.

Response:  We have reviewed our detailed books and records as well as analyses of our research and development expenses for the periods requested and have not identified any expenses which we believe would accurately meet the description of “expenses incurred to maintain technology licenses.”  We believe this particular description was carried forward incorrectly from our historical filings.  The Company will review our future filings for a better description and classification of the types of expenses related to research and development.

Statement of Operations, page F-4

2.              Please represent to us that in future periodic reports you will present the cost of royalty income separately from the cost of product sales consistent with the guidance in Rule 5-03.2 or Regulation S-X.

Response: The Company confirms that we will present the cost of royalty income separately from the cost of product sales in future periodic reports.

Notes to Financial Statements

Note 3: summary of Significant Accounting Policies

Revenue Recognition

License revenue, page F-15

3.              Please tell us your consideration for disclosing how you determine whether collaboration agreements with multiple deliverables can be separated into individual units of accounting.; In this regard, we note no disclosure of the standalone value concept in ASC 605-25-25-5.

Response: We assess each collaboration agreement to determine whether it includes separate deliverables which should be considered under ASC 605-25-25-5 and further considers if the separate deliverables meet the requirements for separate units of accounting, including if the delivered item has stand-alone value to the counter-party.  Examples of standalone value include the right to sublicense the related technology in the collaboration agreement or the right to use other manufacturers when we execute a manufacturing and supply agreement in connection with the collaboration agreement.  In future filings, we will include more specific disclosures of the process for determining significant transactions with multiple element deliverables.

4.              Please tell us how your policy to recognize milestone consideration upon achievement of the associated milestone complies with the guidance in ASC 605-28-25-1 and 25-2. This comment also applies to your policy related to milestone in your collaborative licensing and development revenue policy on page F-16.

Response: For agreements containing potential milestone achievements, we perform an assessment at inception of the agreement on the nature of the milestone (i.e. development, regulatory or performance milestones) and determine if the milestone is substantive.  We determine a milestone to be substantive when it relates solely to past performance and is non-refundable, it is commensurate with the performance to achieve the milestone or the enhancement of value of the delivered items and it is reasonable relative to the deliverables and payment terms, including other potential milestones consideration, within the arrangement.  If the milestone is not substantive, it is deferred and recognized with performance of the related unit of account.

As noted above, in future filings, the Company will include more specific disclosures of the process for determining significant transactions determined to have separate deliverables.

Note 11; License Agreements of Development and Commercialization Rights Development, page F-25

5.              Please provide your analysis supporting the immediate recognition of revenue associate with your $30 million upfront license fee received from Cephalon, Inc. in your analysis, at a minimum, please address the following (referencing the authoritative literature you relied upon to support your accounting):

•                  Tell is all the deliverables you identified under the arrangement and explain why the obligations you identify on page F-16 for obtaining and maintaining regulatory approvals and for conducting post-approval clinical studies do not impact your immediate recognition.

•                  Tell us why it is appropriate to recognize revenue in February 2015 for “obtaining regulatory approval” when FDA approval was not granted until December 2015.

•                  Tell us why your agreement to supply product to Cephalon “for a specified period” of time, as indicated in the first full paragraph on page F-26, has standalone value to Cephalon. Tell us the length of this “specified period’ and explain whether anyone other than you can manufacture Bendeka during this period.  If not, explain to us how the license has standalone value to Cephalon.  In addition, tell us how the sale of product to your commercial partners at little or no profit., as indicated in the second paragraph of your revenue discussion in MD&A on page 70, is indicative of the supply agreement having standalone value.

Response:  In February 2015, the Company entered into the license agreement and considered the deliverables of the referenced $30 million license fee as being for (i) the license itself and (ii) using commercially reasonable efforts towards development, filing and obtaining/maintaining necessary regulatory approvals.  The license was determined to have standalone value to Cephalon as it represented an exclusive right to the technology, with an unrestricted ability for Cephalon to sublicense the technology.  Therefore, we recognized revenue we associated with the license agreement immediately.   We assessed the efforts which went into development, filing and obtaining/maintaining necessary regulatory approvals and determined the earning process was substantially complete in the first quarter of 2015 with any remaining effort being minimal, noting that the application for approval, the New Drug Application (“NDA”) for Bendeka, was filed with the Food and Drug Administration (“FDA”) on the same day the license agreement was executed.  Our conclusion that the remaining effort was minimal was based on the fact that the NDA was accepted for review by the FDA in early April and also we had recently received tentative FDA approval for Bendamustine.  During our former FDA review of Bendamustine no additional testing, discussions or other work was required once the NDA application was accepted for review by the FDA.  Bendamustine and Bendeka are very similar, with the primary difference being the amount of saline included in the dispensing vial.  Based on these considerations, we concluded that we had completed the earning process for this deliverable (initial license fee) and recognized the $30 million payment, in the first quarter of 2015.   This is consistent with the identification of separate units of accounting and recognition guidance under ASC 605-25-25-2.  As disclosed, the license agreement also called for milestone payments on the achievement of a regulatory milestone; in this case, regulatory approval by the FDA for the named NDA. That milestone was achieved in the fourth quarter of 2015, and the next milestone of $15 million was recognized in that quarter.  This is consistent with our policy and in accordance with ASC 605-28-25 noting that the milestone payment related entirely to past performance, was uncertain to occur at the execution of the license agreement and is reasonable relative to all deliverables and payment terms, including other potential milestone consideration, within the license agreement.

The license agreement signed in February 2015 called for Eagle and Cephalon to enter into a non-exclusive manufacturing and supply agreement for the product after signing.  A non-exclusive manufacturing and supply agreement was executed in the fourth quarter of 2015.  The product can be manufactured by other manufacturers besides the Company or direct Company designees.   Pursuant to the agreement with Cephalon, we earn a small margin on the product shipped and Cephalon agrees to reimburse us for our costs related to failed production batches.  We note that the manufacturing agreement is non-exclusive, the manufacturing process is completely outsourced, that Cephalon has agreed to absorb costs for failed batches, and we receive a royalty on Cephalon’s net sales, as defined, of the product and, accordingly, we have concluded that the supply agreement has stand-alone value.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Financial Statements

Summary of Significant Accounting policies

Revenue Recognition, page 10

6.              Given the significant increase in product revenues and the existence of chargebacks, rebates, returns, prompt pay discounts, wholesaler fees and other deductions, please provide us a roll forward of the accrual for each estimate for the nine months ended September 30, 2016 showing the following:

•                  Beginning Balance,

•                  Current provision related to sales made in current period, Current provision related to sales made in prior periods,

•                  Actual returns or credits in current period related to sales made in current period,

•                  Actual returns or credits in current period related to sales make in prior periods, and

•                  Ending balance.

Response:  We acknowledge the Staff’s identification of the increase in the Company’s net product sales and that we have certain gross-to-net adjustments typical to our industry peers.   We point out that the increased overall level of product sales includes a significant portion associated with sales from products manufactured and supplied to our commercial partners.  This portion of our sales is not subjected to typical gross-to-net reserves (i.e. chargebacks, rebates, prompt pay discounts, wholesaler fees and other deductions), since these amounts are the responsibility of our partners.

The below table illustrates the level of reported Product Sales subject to a commercial sales reserve process:

The below table, as requested, illustrates the roll forward of sales reserves for the nine-month period ended September 30, 2016:

For the products where we have independent marketing and distribution, our sales are to a limited number of customer groups and we maintain a narrow difference in contact price.  Our products are held at a third party fulfillment center and we recognize revenue when the product is shipped from this center to our customer.  Typically we ship our products directly to the end-user, and depending on the arrangement, either invoice the customer directly or the wholesaler.  Because of the nature of our customers and their ordering habits, we are able to determine our reserves for chargebacks and other fees, at the time of shipment and related chargebacks and other fees are processed, usually within the next month.  Our direct customers are not wholesalers that stock product to fulfill future orders from retail pharmacy chains of varying size and buying power as is the case with many industry peers.  Since the chargebacks and other fees are processed quickly, there is limited risk of an out-of-period true-up.  Accordingly, we do not believe such a roll forward table would be meaningful to a reader of our financial statements.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (201) 326-5304. Thank you.

Sincerely,

/s/ David E. Riggs

David E. Riggs
Chief Financial Officer
Eagle Pharmaceuticals, Inc.